October 20, 2020

VIA EDGAR

Mr. Tony Burak

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

RE:	Rand Capital Corporation (the “Registrant”) Annual Report filed on Form 10-K for the Fiscal Year Ended December 31, 2019

Dear Mr. Burak:

On behalf of the Registrant, this letter is to respond to the comments provided by telephone to the Registrant on September 17, 2020 related to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Annual Report”). The comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as we understand them, and the Registrant’s responses are as follows:

1.	Staff Comment: Page 1 and Page 40 - Diversified Company Status: The Registrant states that it is a diversified fund. However, as set forth on page 40 of the Registrant’s Annual Report, the Registrant’s investment in its top five portfolio companies aggregates to 54% of its total assets. Please clarify.

Response: The Registrant met the requirements to be a diversified company as set forth in Section 5(b)(1) of the Investment Company Act of 1940, as amended, as of December 31, 2019. As a result of a clerical error in the preparation of the Annual Report, the percentages set forth on page 40 of the Annual Report are improperly labeled as “% of Total Assets at December 31, 2019.” The percentages set forth on page 40 of the Annual Report, with respect to the Registrant’s top five portfolio companies at December 31, 2019, actually represent a percentage computed as the fair value of each of the Registrant’s top five portfolio companies compared to the value of the Registrant’s total investment portfolio. The Registrant undertakes to rectify this presentation error on a going forward basis.

2.	Staff Comment: Page 2 - RIC Status: Has the Registrant begun portfolio diversification testing in anticipation of its regulated investment company (“RIC”) election for 2020?

Response: In anticipation of our RIC election, the Registrant has been performing quarterly RIC testing in 2020, and has also engaged an outside accounting firm to assist with RIC compliance.

U.S. Securities and Exchange Commission

Mr. Tony Burak

October 20, 2020

3.	Staff Comment: Page 17 - Risk Factors - Covenant Lite Loans: Does the Registrant have portfolio investments that have limited or no financial covenants? If so, the Registrant should consider adding a risk factor related to “covenant lite loans.”

Response: The Registrant acknowledges the Staff’s comment, and will add a covenant-lite risk factor as part of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

4.	Staff Comment: Unfunded Commitments: Does the Registrant have any unfunded commitments?

Response: The Registrant did not have any unfunded commitments as of December 31, 2019. The Registrant acknowledges that if it has any such unfunded commitments on a going forward basis that these should be disclosed as part of its Exchange Act filings.

5.	Staff Comment: Pages 51 and 53 - Stockholders Equity Disclosure: The Registrant’s various stockholders equity accounts (distributable earnings, net income, etc.) as disclosed in its financial statements in its Annual Report on Form 10-K should be combined into a single line item.

Response: The Registrant has modified the presentation of its stockholders equity accounts beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.

6.	Staff Comment: Page 51 - Accounts Payable and Accrued Expenses: Any amounts that are payable to the Registrant’s investment adviser (the “Adviser”) must be separately disclosed, and must not be included in the gross accounts payable and accrued expenses line item.

Response: At December 31, 2019, $50,564 of the Registrant’s total accounts payable in the amount of $258,437 was due to the Adviser. On a going forward basis, the Registrant will revise its presentation to separately disclose all amounts payable to the Adviser, or other related parties, as appropriate, in a separate line item on the Registrant’s balance sheet.

7.	Staff Comment: Pages 51 and 55 - Cash Equivalents: The only item that can be included in “cash” on the Registrant’s balance sheet is cash, and all other short term securities must be included in the Registrant’s schedule of portfolio investments.

Response: The Registrant acknowledges that Staff’s comment and respectfully submits that it only held cash and did not hold any cash equivalents or treasury securities as of December 31, 2019. On a going forward basis, if the Registrant holds any cash equivalents or treasury securities, the Registrant will properly disclose these items on the Registrant’s schedule of portfolio investments.

U.S. Securities and Exchange Commission

Mr. Tony Burak

October 20, 2020

8.	Staff Comment: Page 55 - ACV Auctions Valuation: Please describe the reason for the significant increase in the valuation for ACV Auctions in 2019.

Response: On November 12, 2019, ACV Auctions announced that it had raised $150 million dollars in a Series E financing round at a reported post-money valuation for ACV Auctions of $1.5 billion. The Registrant’s investment in ACV Auctions was increased in value to reflect this financing by new outside investors.

9.	Staff Comment: Page 55 - Schedule of Portfolio Investments: Why does the description of the outstanding promissory note for Empire Genomics on the schedule of portfolio investments include the descriptor “5% deferred”?

Response: Empire Genomics and its investors agreed that the 9% interest rate on the outstanding promissory note would be bifurcated with 4% to be paid as current pay interest in cash and 5% to be deferred for payment at a later date. The intent of the descriptor “5% deferred” was to alert investors that 5% of the interest due under the promissory note would not be paid currently, rather would be paid on a deferred basis.

10.	Staff Comment: Page 56 - Schedule of Portfolio Investments: Why does the description of the subordinated secured note for Mercantile Adjustment Bureau show a 3% interest rate for 2019 compared to a 13% note rate?

Response: The Registrant acknowledges the Staff’s comment, and respectfully submits that the description set forth on the schedule of portfolio investments describes the original and modified structure of the Mercantile Adjustment Bureau investment. This subordinated secured note carries a 13% interest rate, but the investors and Mercantile Adjustment Bureau agreed that the interest rate would be reduced to 3% for calendar year 2019.

11.	Staff Comment: Page 58 - Preferred Stock Dividends: If any of the Registrant’s preferred stock investments have a stated dividend rate, these should be disclosed.

Response: The Registrant has identified that one portfolio company investment in the form of preferred stock has a 2.5% stated dividend rate. On a going forward basis, the Registrant will revise the presentation in its schedule of portfolio investments to include the stated dividend rate for any dividend paying preferred stock investment.

U.S. Securities and Exchange Commission

Mr. Tony Burak

October 20, 2020

12.	Staff Comment: Page 55 – Payment in Kind Interest: There appears to be different methodologies in the way that the Registrant discloses payment-in-kind interest on its schedule of portfolio investments. Please clarify.

Response: The Registrant acknowledges the Staff’s comment, and respectfully submits that the schedule of portfolio investments properly describes the modified and/or current structure of the respective instruments. On a going forward basis, the Registrant will add an additional explanation to the financial descriptions and disclosures, and consider adding additional information in the future, to help the reader better understand the unique characteristics of each investment.

13.	Staff Comment: Page 56 - Schedule of Portfolio Investments: The valuation for UStec/Wi3 in the schedule of portfolio investments appears high. Please clarify.

Response: The Registrant has identified that, in the process of edgarization of the Annual Report, a line was omitted from the schedule of portfolio investments, which resulted in the portfolio fair value total ($24,869,357) being presented instead of a $0 valuation with respect to the UStec/Wi3 investment.

14.	Staff Comment: Page 55 - Schedule of Portfolio Investments, Acquisition Date: Regulation S-X requires that an acquisition date for each individual security be presented, not just the original acquisition date.

Response: The Registrant acknowledges the Staff’s comment, and, on a going forward basis, will adjust its presentation to comply with the requirements of paragraph 8 of Rule 12-12 of Regulation S-X to detail the acquisition date of each security holding.

15.	Staff Comment: Page 60 - Schedule of Portfolio Investments, Affiliate Investment Table: Any change in unrealized depreciation or appreciation needs to be shown on the table for investments in affiliates on the schedule of portfolio investments in a separate column.

Response: The Registrant acknowledges the Staff’s comment, and, on a going forward basis, will adjust its presentation to comply with disclosure requirements of Column D under Rule 12-14 of Regulation S-X.

16.	Staff Comment: Page 71 - Financial Highlights Weighted Average Shares/NAV: The Registrant’s net asset value (“NAV”) per share should not be calculated based on weighted average shares, rather it should only be calculated based on quarter ending shares as set forth on the Registrant’s balance sheet.

Response: The Registrant acknowledges the Staff’s comment, and, on a going forward basis, will adjust its presentation such that NAV per share will only be computed and presented using the number of shares outstanding at quarter end as set forth on the Registrant’s balance sheet.

U.S. Securities and Exchange Commission

Mr. Tony Burak

October 20, 2020

17.	Staff Comment: Pages 52 and 88 - Profit Sharing. Note 7 of the Registrant’s financial statements set forth in the Annual Report states that the Registrant did not record any expense under its profit sharing plan during 2019. However, the Registrant’s income statement set forth in the Annual Report includes a line item for expenses that is labeled as “profit sharing and bonus.”

Response: The Registrant acknowledges the Staff’s comment, and confirms that there were no profit sharing expenses incurred in 2019. On a going forward basis, the Registrant will revise the label for its income statement line item and title of its financial statement note to be consistent with the disclosures set forth in such notes.

If you have any concerns regarding the above responses, please contact me at 716-853-0802. Thank you for your assistance in this matter.

Respectfully,

/s/ Daniel P. Penberthy
Daniel P. Penberthy
Chief Financial Officer